UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the transition period _____ TO _____

Commission file number 1-44

A.   Full title of the plan and the address of the plan, if different from that of the issuer
        named below:

                ADM Employee Stock Ownership Plan for Hourly Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its
        principal executive officer:

                        Archer-Daniels-Midland Company
                        4666 Faries Parkway
                        PO Box 1470
                        Decatur, Illinois 62525

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

ADM Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2002 and 2001

ADM Employee Stock Ownership Plan for Hourly Employees

Audited Financial Statements and Schedule

Years Ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

The Administrative Committee
ADM Employee Stock Ownership Plan
   for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Hourly Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 30, 2003
St. Louis, Missouri

1

ADM Employee Stock Ownership Plan
for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Interest in Master Trust	**$60,822,659**	$66,339,454
Participant loans receivable	**281,245**	449,180
Contributions receivable from employer	**540,564**	494,702
Contributions receivable from employees	**17,981**	–
Net assets available for benefits	**$61,662,449**	$67,283,336

See accompanying notes.

ADM Employee Stock Ownership Plan
for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

| | **Year Ended December 31** | |
	2002	**2001**
Additions:		
Contributions from employer	**$ 6,510,021**	$ 6,033,606
Contributions from employees	**1,135,027**	1,721,430
Dividend and interest income	**1,062,115**	531,637
	8,707,163	8,286,673
Deductions:		
Benefit payments	**(3,787,555)**	(4,999,915)
Transfer of assets to another plan	**(1,245,518)**	(895,865)
	(5,033,073)	(5,895,780)
Net realized and unrealized appreciation (depreciation) in fair value of common stock	**(9,294,977)**	438,351
Net increase (decrease)	**(5,620,887)**	2,829,244
Net assets available for benefits at beginning of year	**67,283,336**	64,454,092
Net assets available for benefits at end of year	**$61,662,449**	$67,283,336

See accompanying notes.

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The ADM Employee Stock Ownership Plan for Hourly Employees (the Plan), as amended, is a defined contribution plan available to all eligible hourly employees of Archer Daniels Midland Company (ADM or the Company) who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Company designed the Plan to operate in cooperation with the ADM 401(k) Plan for Hourly Employees (ADM 401(k) Plan). The Plan provides eligible employees with a means to acquire ADM common stock through participant and Company matching contributions. Company matching contributions are based on participant contributions to the ADM 401(k) Plan. Participants at certain Company locations are not eligible to participate in the ADM 401(k) Plan and are therefore eligible to make contributions to the Plan.

All plan assets are held and managed by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of ADM, through a master trust established for the Plan and certain other ADM benefit plans (Master Trust).

Contributions

Employees of participating locations can generally contribute from 1% up to as much as 10% of their compensation, as defined by the Plan document, with the maximum determined by the participant's location. Participant contributions for locations participating in the Plan, which also participate in the ADM 401(k) Plan, are remitted to the ADM 401(k) Plan, unless the participant has made an investment election to purchase ADM stock. Participant contributions to purchase ADM stock are remitted to the Plan.

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Substantially all Company contributions, as determined by location, are received in the form of ADM common stock, and all contributions immediately vest to the participant. The Company match varies by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

Investment Options

Participants who attain age 55 may elect to convert all or any number of shares of ADM common stock credited to their account to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan. Investment options vary by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding investment options.

Participants may elect at any time to convert all or any number of the shares of ADM common stock credited to their before-tax subaccount to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan. Investment options vary by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding investment options.

Withdrawal

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

2. Significant Accounting Policies (continued)

Investments

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost, which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan's sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the current year's presentation.

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements (continued)

3. Master Trust Investment Information

The Plan's investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 14.2% and 14.4%, respectively. The Plan's interest in the Master Trust is fully allocated to ADM common stock.

The following table presents the fair value of investments for the Master Trust:

	December 31	
	2002	**2001**
Assets		
Cash and cash equivalents	**$ 240,053**	$ –
Investment securities:		
ADM common stock	**304,988,738**	349,016,405
Mutual funds	**114,105,194**	98,163,615
Other common stock	**9,268,253**	12,233,351
Net assets available for benefits	**$428,602,238**	$459,413,371

Summarized financial information with respect to the Master Trust's investment income is as follows:

	Year Ended December 31	
	2002	**2001**
Net realized and unrealized appreciation (depreciation) on investments:		
ADM common stock	**$(47,713,753)**	$ 1,540,661
Mutual funds	**(13,499,444)**	(1,316,567)
Other common stock	**(2,677,367)**	(1,493,113)
	$(63,890,564)	$(1,269,019)
Dividend and interest income	**$ 8,445,989**	$ 8,852,339

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service, dated April 5, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates, or beneficiaries generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.

ADM Employee Stock Ownership Plan
for Hourly Employees

Schedule

ADM Employee Stock Ownership Plan
for Hourly Employees

EIN 41-0129150

Plan 027

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	**Current Value**
Participant loans	$ 281,245

ADM Employee Stock Ownership Plan
for Hourly Employees

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Senior Vice President and Chief Financial Officer

Dated: June 27, 2003

ADM Employee Stock Ownership Plan
for Hourly Employees

Exhibit Index

Exhibit	Description
23	Consent of Ernst & Young LLP.
99.1	Certificate of the Vice President – Human Resources pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).
99.2	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-75073 dated March 26, 1999) pertaining to the ADM Employee Stock Ownership Plan for Hourly Employees of our report dated May 30, 2003, with respect to the financial statements and schedule of the ADM Employee Stock Ownership Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Ernst & Young LLP

Ernst & Young LLP

St. Louis, Missouri
June 25, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 11-K for the ADM Employee Stock Ownership Plan for Hourly Employees (the "Plan") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, M. K. Ausura, Vice President - Human Resources of Archer-Daniels-Midland Company, certify that:

(i)   The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(ii)   The information contained in the Report fairly presents, in all material respects, the financial condition and changes in financial condition of the Plan.

A signed original of this written statement required by Section 906 has been provided to Archer-Daniels-Midland Company and will be retained by Archer-Daniels-Midland Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ M. K. Ausura
M. K. Ausura
Vice President – Human Resources
June 27, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 11-K for the ADM Employee Stock Ownership Plan for Hourly Employees (the "Plan") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, D. J. Schmalz, Senior Vice President and Chief Financial Officer of Archer-Daniels-Midland Company, certify that:

(i)   The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(ii)   The information contained in the Report fairly presents, in all material respects, the financial condition and changes in financial condition of the Plan.

A signed original of this written statement required by Section 906 has been provided to Archer-Daniels-Midland Company and will be retained by Archer-Daniels-Midland Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ D. J. Schmalz
D. J. Schmalz
Senior Vice President and
 Chief Financial Officer
June 27, 2003